Stodo Technologies LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$ 44,072	$ 40,715
Cost of sales	35,475	32,519
Gross profit	8,597	8,196
Expenses:		
Bank fees	630	568
Staffing	272	-
Marketing	491	491
Rent	-	5,400
Software	144	144
Travel	-	313
Telecommunications	389	390
Total expenses	1,926	7,306
Other expenses:		
Taxes	-	94
Interest	775	
Net income (loss)	$ 5,896	$ 796